Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Memorial Resource Development Corp.

We consent to the use of our report dated July 8, 2015, with respect to the consolidated and combined balance sheets of Memorial Resource Development Corp. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated and combined statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2014, which report appears in the Current Report on Form 8-K of Memorial Resource Development Corp. dated July 8, 2015, which is incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the prospectus.

As discussed in Note 1 to the consolidated and combined financial statements, the balance sheets, and the related statements of operations, equity, and cash flows have been prepared on a combined basis of accounting.

/s/ KPMG LLP

Houston, TX

July 8, 2015